

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2014

Via E-mail
Patryk P. Goscianski
Treasurer and Secretary
Burzynski Research Institute, Inc.
9432 Katy Freeway
Houston, TX 77055

    Re: **Burzynski Research Institute, Inc.**
                Form 10-K for the Fiscal year Ended February 28, 2014
                Filed May 30, 2014
                File No. 000-23425

Dear Mr. Goscianski:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Business
Phase II Clinical Trials, page 4

1. You disclose a list of protocols within your Phase II Trials that "have reached a Milestone as of February 28, 2014." Your disclosure indicates that a Milestone may refer to a "complete response," a "partial response," an "objective response," or "stable disease." You should disclose how many patients experienced each specific type of response for each individual protocol in the bulleted list and for your CAN-1 study.

2. We note that you were subject to a partial clinical hold from the FDA due to a serious adverse event that may have been related to administration of Antineoplastons. Please describe the adverse event that precipitated the clinical hold and any other observed serious adverse events that occurred during your clinical trials that may have been treatment-related. Your disclosure should also address the frequency of any of these observed serious adverse events.

3. Disclose the limitations on future clinical activities related to the partial lifting of the clinical hold. Also, describe Protocols B-52 that remains on clinical hold and B-54 that was withdrawn.

4. We note that you and Dr. Burzynski received warning letters from the FDA regarding several objectionable conditions observed during its inspection of your treatment facility. You should disclose your receipt of these letters in your business section and discuss the FDA's primary areas of emphasis in each letter. You should specifically discuss the following information as to each warning letter:
   - the date of receipt;
   - the nature of each of the FDA's concerns;
   - the steps you have taken and may still be taking to address each of the FDA's stated concerns;
   - delays or other adverse impacts that could occur regarding your clinical program in general, your 2009 SPA and your planned Phase 3 clinical trials.

5. Please revise your disclosure to indicate whether you have ever published any efficacy-related clinical trial data in a medical journal or completed any statistical analysis designed to address efficacy since commencing your Phase II studies in the 1990s. If not, you should disclose why such results have not been published or were never obtained.

6. Please additionally revise your disclosure to address whether any of your Phase II studies included efficacy-related endpoints or control groups. If not, you should disclose why this is the case and disclose whether the study designs were approved by the FDA.

Government Regulation, page 7

7. We note that you intend to pursue opportunities for accelerated review of your product candidate when appropriate. Please revise disclosure in this section to clarify whether you have received accelerated approval status for any of your product candidates.

Certain Relationships and Related Transactions, pages 19-20

8. We note that you have a research funding agreement under which Dr. Burzynski provides certain services to the clinic and agrees to provide certain funds for its operations. Please tell us whether, pursuant to this agreement or any other agreement, any funds are paid, transferred, or otherwise distributed by you to Dr. Burzynski. If so, provide the amounts received by Dr. Burzynski during each of the last three fiscal years and the services provided by him in exchange for those payments.

Signatures

9. Please note that your annual report on Form 10-K must be signed by your principal executive officer, principal financial officer, and your controller or principal accounting

officer. Any person who occupies more than one of the specified positions should indicate each capacity in which he signs the report. We refer you to General Instruction D of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director